Exhibit 99.2

2016-03-10

PRESS RELEASE

Clarification regarding Press Release about Ovarian Cancer Market

Oasmia clarifies that the amount of $ 9 million mentioned in today's press release refers to orders with corresponding sales value to end customers.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Stockholm (OASM.ST), Frankfurt Stock Exchange (OMAX.GR, ISINSE0000722365) and NASDAQ Capital Markets (OASM.US).

For more information, please contact:

press@oasmia.com

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

“Oasmia is required under the Financial Instruments Trading Act to make the information in this press release public.

The information was submitted for publication at 22.05, CET on March 10, 2016.”